UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 1, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Viragen, Inc.
File No. 1-15823- CF#20163

Viragen, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 8-K filed on April 19, 2007.

Based on representations by Viragen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit 10.1   until April 16, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Special Counsel